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                                                                    Exhibit 99.1

                        LETTER TO WESTERN SHAREHOLDERS


                            Westar Industries, Inc.


                            818 South Kansas Avenue


                              Topeka, Kansas 66612


                                                                    May __, 2001

To: Shareholders of Western Resources, Inc. on May 9, 2001

Dear Shareholders:

          I am pleased to send you the attached prospectus (and rights instructions) concerning a rights offering that will result in the creation of a public market for the common stock of Westar Industries, Inc., par value $.01 per share. As a holder of Western Resources, Inc. common stock, stock options or restricted share units you will receive non-transferable rights to purchase shares of Westar Industries common stock. Each right entitles the holder to purchase one share of our common stock (the "Basic Subscription Privilege") at $10 per share (the "Subscription Price"). Each right also entitles the holder to "over-subscribe" at the Subscription Price per share for common stock (the "Over-Subscription Privilege") that is not otherwise purchased pursuant to the exercise of rights. The number of shares of additional common stock for which each holder may subscribe pursuant to the Over-Subscription Privilege is the higher of (1) five times the number of rights such holder received in the rights offering and (2) 100 shares of common stock.

          Each holder of Western Resources common stock, stock options and restricted share units, other than Westar Industries and foreign stockholders which we call "Eligible Holders", at the close of business on May 9, 2001 (the record date for the distribution of the rights) will receive one right for every six shares of Western Resources common stock, or every six shares underlying stock options or restricted share units, he or she owns on that date, provided that each such Eligible Holder will receive at least one right (for example, if you own 600 shares of Western Resources common stock, you will receive 100 rights to purchase up to 100 shares of Westar Industries common stock pursuant to your Basic Subscription Privilege).
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          Prior to the rights offering, there has been no public market for the rights or common stock. The rights are not transferable, and therefore there will be no public market for the rights. Application has been made to list our common stock on the NYSE. In the event our common stock does not qualify for listing on the NYSE, we have made an application to have our common stock listed for quotation on The Nasdaq National Market.

          The rights are set to expire at 5:00 P.M., New York City time, on July 13, 2001 (the "Expiration Date"), unless we extend the Expiration Date. Accordingly, if you wish to take advantage of your rights, you will need to exercise them before that time.

          Once you have exercised your rights by subscribing for our common stock pursuant to your Basic Subscription Privilege or your Over-Subscription Privilege, your exercise may not be revoked unless the Expiration Date is extended for more than thirty days or a material change in the terms of the rights offering is made.

          Westar Industries is principally engaged in the monitored security business through Protection One, Inc. ("Protection One") and Protection One International, Inc. and Protection One (UK) plc (which we refer to together as "Protection One Europe"), which provide monitored security services to over 1.4 million customers in North America, the United Kingdom and continental Europe at December 31, 2000. Westar Industries owns approximately 85% of Protection One and 100% of Protection One Europe. Westar Industries also owns approximately 45% of ONEOK, Inc., an Oklahoma based company that purchases, gathers, processes, transports, stores, distributes and markets natural gas, an approximately 17% common stock interest in Western Resources and a receivable owed to us by Western Resources in the amount of approximately $116.6 million at April 30, 2001. Following the rights offering, assuming full exercise of the rights, Western Resources will continue to own approximately 85.7% of the Westar Industries common stock. By conducting the rights offering, Westar Industries will become a separate publicly traded company. Western Resources may sell additional common shares of our stock. Prior to the planned merger of Western Resources and the Public Service Company of New Mexico. Western Resources plans to split off the balance of our Common Stock to its shareholders.

          The attached prospectus contains important information about the rights offering and our business. We encourage you to read it carefully. You are not required to exercise your rights.

          For United States federal income tax purposes, the receipt of rights in the rights offering by holders of Western Resources common stock (other than the Western Resources Employees' 401(k) Savings Plan, the Protection One 401(k) Plan and employees or former employees of Western Resources receiving rights in the rights offering by reason of holding outstanding stock options or restricted share units) generally will be treated as a taxable divi-
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dend in an amount equal to the fair market value of the rights, which we currently estimate to be $0.04 per right. The exercise of the rights will not cause you to recognize taxable income, gain or loss, and shares of our common stock you receive from the exercise of those rights will have a basis equal to the value of the rights on the date of distribution plus the Subscription Price paid. In general, if your rights expire unexercised, you will have a capital loss equal to the value of the rights on the date of distribution. Utilization of such capital loss is subject to limitations.

          In the case of employees and former employees of Western Resources who receive rights in the rights offering by reason of holding outstanding stock options or restricted share units, the receipt of such rights will not be a taxable event but the exercise of such rights will result in taxable income at the time of exercise in an amount equal to the difference between the then fair market value of the stock and the cash Subscription Price. The shares that such employees or former employees receive from the exercise of these rights will have a basis equal to the value of those shares on the date of exercise. The expiration of such rights unexercised would have no tax consequences for such employees or former employees.

          Participants in the Western Resources Employees' 401(k) Savings Plan or Protection One 401(k) Plan who have any portion of their accounts invested in the Western Resources Company stock Fund will receive an allocation of rights in the rights offering to their respective plan accounts based on the number of shares of Western Resources common stock allocated to their respective accounts. Neither the receipt of such rights nor the exercise of such rights within the plan accounts will be a taxable event. The participant will not be taxed on amounts held in his or her account until the participant receives distributions from the plan. Please read the information set forth under the caption "Certain Federal Income Tax Consequences" in the attached prospectus and consult your own tax adviser with respect to the income tax consequences to holders of rights in the rights offering.

If you have any questions concerning the rights offering, you should contact the
                              Information Agent :
                  Georgeson Shareholder Communications Inc.:
                            For registered holders
                           Toll free (888) 388-2251
                      For Banks and Brokers (212) 440-9800
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          Thank you for your consideration.

                                    Sincerely,

                                    WESTAR INDUSTRIES, INC.

                                    BY:______________________

                                    Name:  Paul R. Geist
                                    Title: President